FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month February, 2010

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Press release dated February 23, 2010, captioned “Tata Communications and Middle Eastern Operators to work with Tyco Telecommunications on the strategic TGN Gulf cable project”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 15, 2009. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

By :	/S/ SANJAY BAWEJA
Name:	Sanjay Baweja
Title :	Chief Financial Officer

February 23, 2010

Exhibit 1

HQ/CS/CL.24B/13875

23 February 2010

Sir,

Sub: Press Release - Tata Communications and Middle Eastern Operators to work with Tyco Telecommunications on the strategic TGN Gulf cable project.

Please find sent here with a copy of the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

Media Contacts:

Janice Goveas Tata Communications +91 92233 94575 Janice.Goveas@tatacommunications.com	Danny Lim Hill & Knowlton Singapore for Tata Communications +65 6390 3360 danny.lim@hillandknowlton.com.sg

Tata Communications and Middle Eastern Operators to work with Tyco

Telecommunications on the strategic TGN Gulf cable project

Tata Communications continues its commitment to growth in the Middle East

Dubai, February 23, 2010: Tata Communications and its Partners today announced that Tyco Telecommunications, will be constructing the TGN Gulf cable system.

Tata Communications’ partners in the TGN Gulf project, namely Bahrain Internet Exchange in the Kingdom of Bahrain, Nawras of Oman, Qatar Telecom of Qatar, Mobily of the Kingdom of Saudi Arabia and Etisalat of the United Arab Emirates will each be an exclusive landing party for the TGN Gulf Cable System. Tata Communications and its partners intend to build on this cable project as part of strategic relationships that will support the development of an extended portfolio of advanced telecommunications services such as Global Ethernet, MPLS based VPN, Managed Security, IaaS (Infrastructure as a Service) and Global Telepresence. All these services are ideally suited to support both local and global enterprises, which are very active in this rapidly expanding emerging market region.

The announcement was made at a gala event in Dubai hosted by Tata Communications and attended by representatives of the partners as well as Tyco Telecommunications. At the event, Tata Communications unveiled its commitment to the Middle East region by earmarking around $200 million for the development of its telecom operations in the region over the next two years.

The TGN Gulf cable build announcement partnering with this prominent group of operators, supported by the investment commitment underscores Tata Communications strategic intent to participate and assist in the rapid development of the region.

Vinod Kumar, President and COO of Tata Communication, said: “We firmly believe in the growth potential and increasing dynamism in the Middle East region. This conviction translates tangibly into investments that will increase our infrastructure and services coverage throughout the region. Most importantly, this is steered by the strong foundational partnerships that we have formed with leading Middle Eastern operators. We see the Middle East as a crucial building block in our Emerging Markets strategy and in delivering the “new world of communications” to our global enterprise customers. Along with our partners, we are confident of creating sustained mutual benefits while serving global and Middle Eastern companies with a unique service portfolio.”

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This new state-of-the-art cable system, on which work began during October 2009 and which will be completed during 2011, will connect the region to the rest of the world via the Tata Global Network (TGN) providing reliable high speed bandwidth to all the key cities of the world. The TGN Gulf Cable System, acting as a gateway to the TGN network, will provide a new dimension to the infrastructure and unique service capabilities of each of the partners. Using its own cable station, each party will have access to a new high-speed route to the globe and at the same time add much needed resilience and diversity to the infrastructure in each country. The capacity will also help to support the continued expansion in broadband penetration, Internet usage and enterprise applications in each market.

Radwan Moussalli, Tata Communications’ Managing Director for the Middle East and North Africa (MENA), said: “We are proud to bring a much needed resilient cable system to the Middle East region in association with Bahrain Internet Exchange, Nawras, Qatar Telecom, Mobily and Etisalat. We are extremely happy to be partnering with all of them in the interest of further developing this region. Tata Communications commits to not only this investment, but also to bring expertise, resources and a world class team in support of all our partners as we introduce the state of the art global telecom services to the region.”

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in operators in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited), Nepal (United Telecom Limited), and subject to approval by the Chinese government, China (China Enterprise Communications).

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, updates or alters its forward-looking statements.

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